Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1) Pike Capital Partners (QP), LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners (QP), LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

(2) Pike Capital Partners, LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners, LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.